Exhibit 99.1

SMX Files Half Year Financial Statements

NEW YORK, November 3, 2023 – SMX (Security Matters) PLC (NASDAQ:SMX; SMXWW) is pleased to announce the release of its unaudited financial statements for the six months ended June 30, 2023. The financial statements have been filed on November 3, 2023 on a Report on Form 6-K, with the Securities and Exchange Commission.

Subsequent to the Report’s period:

○	On October 3, 2023, SMX signed an agreement with True Gold Consortium Pty Ltd. to acquire an additional 7.5% of that company, which increases SMX’s holdings to 51.9%. the agreement includes:
(a)The outstanding loan and R&D Payables from trueGold to SMX amounted to AUD 150 thousand and AU$325 thousand, respectively, as of 30 June 2023. This total amount of AU$475 thousand (approximate US$307 thousand) was forgiven in full.
(b)SMX will provide trueGold future research and development services and use of its intellectual property.
(c)Buyback Option to trueGold: Outstanding nontransferable buyback option of all/partial shares for a purchase price to be decided by an external valuator.
The transaction is based on valuation that was prepared by Frost and Sullivan in October 2021, which appraised TrueGold’s worth between US$78.5 million and US$90 million, using the mean value of US$84.3 million. This past valuation was neither audited nor reviewed.
In the agreement, the parties agreed to engage an independent valuer to prepare an updated valuation.
○	On September 19, 2023, the Company amended its loan agreements with Kamea Fund, and pursuant to the amendment, Kamea agreed to convert $657 thousand of debt into 487,281 ordinary shares of the Company.
○	On September 15, 2023, the Company paid $250 thousand to EF Hutton, for a promissory note in the principal amount of $900 thousand that was deemed fully paid and satisfied and the Note was thereafter canceled.
○	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $1.6378 and warrants, for gross proceeds to SMX of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company to their service providers. The note is in the principal amount of $4,290 thousand. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest into the Company’s ordinary shares, at a fixed conversion price of $1.6378 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%.
○	Reverse Stock Split - On August 8, 2023, at the Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders voted in favor of consolidating every twenty-two ordinary shares in the authorized but unissued and in the authorized and issued share capital of the Company into one ordinary share. On August 21, 2023, the Company’s ordinary shares began trading on the Nasdaq Global Market on a post-Reverse Stock Split basis under the current symbol “SMX”.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

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Highlights of the period:

○	The Company completed the Business Combination with Lionheart III Corp, and since March 7, 2023, its Ordinary Shares and Public Warrants have been traded on Nasdaq. The Business Combination resulted in 97.58% redemption and with 3.1 million remaining funds in the trust account.
○	Business Combination Costs - In the period, the Company recognized significant costs that are related to the Business Combination: (i) the Transaction cost amounted to $7.8 million, which consists of legal, financial advisors, printing and accounting expenses and other listing and filing fees. (ii) the Listing expenses, which amounted to $16.8 million, reflect the fair value of the shares that were issued to Lionheart’s sponsors and shareholders ($11.6 million) and the net assets of Lionheart ($-5.2 million).
○	The Company executed an equity line agreement to raise up to $25 million in consideration of the issuance of common stock over the course of 36 months with an affiliate of Yorkville. The Company borrowed $3.5 million (net proceeds – $3.2 million) from Yorkville evidenced by promissory notes, of which as of June 30, 2023, $0.45 million had been repaid by the conversion into ordinary shares, and through November 3, 2023 approximately $1.6 million principal amount of such promissory notes have been repaid either in cash or by conversion into ordinary shares.
○	The Company entered into an underwriting agreement with EF Hutton, in which the Company raised the net proceeds of $2.6 million.

The Company believes it is in position to build upon the innovations and achievements accomplished thus far to progress in its strategic roadmap for the SMX technology to be adopted and scaled up across its strategic market segments. The Company intends to maintain a strong momentum as it progresses ongoing pilot projects into commercial contracts expected in 2024.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

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—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

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